UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-36901

Videocon d2h Limited

(Translation of registrant’s name into English)

1st Floor, Techweb Centre

New Link Road

Oshiwara Jogeshwari (West)

Mumbai 400 102 Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This announcement is in continuation of company’s filing on November 14, 2016 relating to announcement dated November 11, 2016 regarding Board of Director’s approval to the Scheme of arrangement (“Scheme”)for amalgamation of Videocon d2h Limited (“VDTH”) into Dish TV India Limited (“Dish TV”), which announcement also mentioned that the principals of Dish TV are also in discussion with the principals of VDTH to purchase some of the VDTH principals’ shares in the merged entity – Dish TV Videocon Limited, post the merger.

The principals of VDTH have informed that they have entered into an agreement on November 28, 2016 with Veena Investments Private Limited, one of the Dish TV principals, and a promoter of Dish TV, to record their understanding in relation to the purchase of certain shares of Dish TV Videocon Limited to be issued to the principals of VDTH pursuant to the merger inter-alia on the following key terms:

(a) VDTH principals (“Sellers”) obligation to sell and Veena Investments Private Limited (“Purchaser”) obligation to purchase the shares of Dish TV Videocon as detailed hereunder, is subject to and contingent upon inter alia (a) the Scheme coming into effect (such date being the “Effective Date”), and (b) such shares being issued and credited to the Sellers pursuant to the Merger, final listing and trading approvals from the stock exchanges being received, and such shares being admitted to trading by the stock exchanges.

(b) The Purchasers shall subject to customary closing conditions in the trading day following the first trading day, and the shares being issued pursuant to scheme start trading, purchase in aggregate such number of shares of Dish TV Videocon held by the sellers which will represent 4.95% of the paid up equity share capital of Dish TV Videocon, as on the effective date, at the closing price of such shares on the NSE, on the immediately preceding trading day.

(c) Subject to completion of purchase of shares of Dish TV Videocon by the purchaser from the sellers pursuant to above clause (b) and post the expiry of one year from the commencement of the trading of the shares being issued pursuant to the scheme, for a period of three months, the purchaser will have an option to purchase from the seller, and sellers will have an option to sale to the purchaser, in aggregate, such number of shares of Dish TV Videocon held by the sellers which will represent 4.95% of the paid up equity share capital of Dish TV Videocon, as on the effective date, at the closing price of such shares on the NSE, on the immediately preceding trading day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 1, 2016

Videocon d2h Limited (Registrant)

By:	/s/ Saurabh Pradipkumar Dhoot
Name:	Saurabh Pradipkumar Dhoot
Title:	Executive Chairman